UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2010
Commission File Number: 000-29103
STATS CHIPPAC LTD.

(Translation of registrant’s name into English)
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824-7777

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F     ☐ Form 40-F
Note: The registrant deregistered and terminated its reporting obligations under the Securities Exchange Act of 1934 in August 2009 and is filing its annual report on Form 20-F as a voluntary filer.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
EXHIBIT INDEX
EX-99.1 Release of STATS ChipPAC Ltd. dated April 27,2010
EX-99.2 Financial Statements and Related Announcement for the three months ended March 28,2010
EX-99.3 Management's Discussion and Analysis of Financial Condition and Results of Operations

Other Events
On April 27, 2010, STATS ChipPAC Ltd. issued a release announcing its first quarter 2010 results, its Financial Statements and Related Announcement for the three months ended March 28, 2010 and accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations, which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively. The Financial Statements and Related Announcement is prepared in accordance with the rules of the SGX-ST Listing Manual.
Exhibit
99.1	Release of STATS ChipPAC Ltd. dated April 27, 2010

99.2	Financial Statements and Related Announcement for the three months ended March 28, 2010

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 27, 2010

STATS CHIPPAC LTD.
By:	/s/ Tan Lay Koon
	Name:	Tan Lay Koon
	Title:	President & Chief Executive Officer

By:	/s/ John Lau
	Name:	John Lau
	Title:	Chief Financial Officer

EXHIBIT INDEX
99.1	Release of STATS ChipPAC Ltd. dated April 27, 2010

99.2	Financial Statements and Related Announcement for the three months ended March 28, 2010

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations